UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

19th Floor, Building No. 5

DLF Cyber City, Gurgaon, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On May 2, 2017, MakeMyTrip Limited (“MakeMyTrip” or the “Company”) announced that it has entered into definitive share purchase agreements for a placement of its ordinary shares to investors (“Investors”), which is expected to generate gross proceeds to the Company of $165 million. MakeMyTrip separately entered into share purchase agreements with (i) Ctrip.com International, Ltd. (“Ctrip”) for the issuance of its ordinary shares to Ctrip and (ii) MIH Internet SEA Pte. Ltd., a subsidiary of Naspers Limited (“MIH”), for issuance of the Company’s Class B convertible ordinary shares to MIH, which transactions will generate an additional $165 million of gross proceeds to the Company. The foregoing transactions with the Investors, Ctrip and MIH are expected to general total gross proceeds of $330 million. The Company also entered into a Registration Rights Agreement with the Investors pursuant to which it has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares sold to the Investors.

The Company expects the closing of the transactions to occur on or about May 5, 2017. A copy of the press release dated May 2, 2017 is attached hereto as Exhibit 99.1, a copy of the form of Share Purchase Agreement entered into with each of the Investors is attached hereto as Exhibit 99.2 and a copy of the Registration Rights Agreement between the Company and each of the Investors is attached hereto as Exhibit 99.3.

Special Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, but are not limited to, (i) statements relating to the Company’s expectations of the closing and issuance of the securities described above and the proceeds resulting therefrom; (ii) other statements contained in this communication that are not historical facts; and (iii) other statements identified by words such as “expects,” “will,” and words of similar meaning or similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based only on current beliefs, assumptions, and expectations regarding the future of MakeMyTrip’s business and the proposed sale and issuance of securities. Because forward-looking statements relate to the future, they are inherently subject to significant business, economic and competitive uncertainties, risks, and contingencies, many of which are beyond our control and are difficult to predict. Therefore, readers of this communication are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Various factors, including market conditions and the satisfaction of customary closing conditions under the share purchase agreements described above, could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Additional information concerning these and other important factors can be found within MakeMyTrip’s filings with the SEC, which discuss important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors. The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of MakeMyTrip to disclose material information in accordance with law, MakeMyTrip does not undertake any obligation to, and expressly disclaims any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

Exhibits

99.1	Press Release dated May 2, 2017.

99.2	Form of Share Purchase Agreement.

99.3	Registration Rights Agreement dated May 2, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2017

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Press Release dated May 2, 2017.

99.2	Form of Share Purchase Agreement.

99.3	Registration Rights Agreement dated May 2, 2017.